August 29, 2005

Mail Stop 3561

Via US Mail and Facsimile

Ms. Mary E. Higgins
Chief Financial Officer
3440 West Russell Road
Las Vegas, NV 89118

Re:	Herbst Gaming, Inc.
	Form 10-K for the year ended December 31, 2005
	Forms 10-QSB for the periods ended March 31, 2005 and June
30,
2005
	Commission file #: 333-71094

Dear Ms. Higgins:

We have reviewed your August 24, 2005 response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Also, please file an amended
Form 8-K in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
We
also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 8-K/A dated April 15, 2005

Unaudited Pro Forma Condensed Combined Statement of Operations

1. We note from your revised disclosures to the pro forma statement of operations that you have adjusted interest expense and loan fee amortization for both the interest expense and loan fee amortization on the additional debt related to the financing of the acquisition and the net change in interest expense as a result of debt refinancing in 2004. Please revise the pro forma adjustments to exclude any amounts that are based on debt refinanced in 2004 that was not a direct part of the funding for the Grace acquisition. Note that the pro forma adjustments should include only those that are directly attributable to the acquisition transaction as required by
Rule 11-02(b)(6) of Regulation S-X.

2. Additionally, we believe that the current disclosures in both the
Form 10-KSB and Form 8-K are unclear as to the sources of the debt that make up the disclosed amount of $276,800 total debt incurred in the Grace acquisition. For example, although Note 2 to the Form 10-
KSB states that the company used proceeds from a $170.0 million 7% senior subordinated notes offering along with borrowings under its amended and restated credit facility to fund the purchase price of the Grace acquisition, page 30 of the MD&A section states that during the first two months of 2005, the company utilized the proceeds of the $100.0 million term loan and a draw down on its revolving credit facility to pay the purchase price for the Grace Acquisition. Also, adjustment 3 to the pro forma balance sheet in the Form 8-K states that the funding for the acquisition consisted of $90,800 of debt incurred prior to December 31, 2004 and $186,000 of debt incurred subsequent to December 31. For each amount of debt that was used to fund the Grace acquisition, please tell us the amount and issue date of the debt. In future filings please revise your disclosures to clarify each source of debt that provided the funds for the Grace acquisition.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2005

Condensed Consolidated Balance Sheets

3. In future filings, please revise to provide separate disclosure of any goodwill recognized in your consolidated balance sheets. Refer to the requirements of paragraph 43 of SFAS No.142.

Note 7. Commitments and Contingencies

4. We note the disclosure in Note 7 indicating that the Company assumed two lease agreements in connection with the Grace acquisition. Please tell us and clarify in the notes to the financial statements in future filings, whether any portion of the purchase price paid in connection with the acquisition was allocated to the lease arrangements acquired. If no lease related assets or liabilities were recognized, please explain why. In addition, if assets or liabilities were recognized in connection with the acquired leasing arrangements, please indicate the periods over which these items are being amortized. Your response and your revised disclosure should clearly indicate whether any expected renewal or extension periods were considered in determining the amortization period used.
Additionally, if renewal or extension periods were included in determining the appropriate amortization period, explain why you believe this treatment is appropriate. We may have further comment upon receipt of your response.





* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
??

??

??

??

Ms. Mary E. Higgins
Herbst Gaming, Inc.
August 29, 2005
Page 1